Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

(Dollars in millions)

	Nine Months Ended
	September 30,
	2013	2012
Income before income taxes	$1,640	$1,858
Adjustments:
Income from equity investee	(13)	(8)
Income attributable to redeemable noncontrolling interest	(3)	-
Income before income taxes, as adjusted	$1,624	$1,850
Fixed charges included in income:
Interest expense	$203	$201
Interest portion of rental expense	38	33
Interest credited to contractholders	-	3
	$241	$237
Income available for fixed charges	$1,865	$2,087
RATIO OF EARNINGS TO FIXED CHARGES:	7.7	8.8